03011552 STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49219

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Bloomberg Tradebook LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

499 Park Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

RECEIVED ... 2003

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Kevin Foley~~ ~~(212) 318-2247~~
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

1301 Avenue of the Americas (Address) New York (City) NY (State) 10019 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kevin M. Foley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bloomberg Tradebook LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ERIC S. SCHWARTZMAN
Notary Public, State of New York
No. 31-5082837
Qualified in New York County
Commission Expires July 28, 2005

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

To the Members of
Bloomberg Tradebook LLC:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Bloomberg Tradebook LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and then recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 5, 2003

Bloomberg Tradebook LLC and Subsidiary

Consolidated Statement of Financial Condition

As of December 31, 2002

TABLE OF CONTENTS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

REPORT OF INDEPENDENT ACCOUNTANTS

To the Members of
Bloomberg Tradebook LLC:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of Bloomberg Tradebook LLC and Subsidiary (the "Company") at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This consolidated financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit of this consolidated financial statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 5, 2003

BLOOMBERG TRADEBOOK LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS	
Cash and cash equivalents	$ 36,693,101
Due from B-Trade Services LLC, net of allowance of $174,000	7,974,423
Due from BNY Clearing Services LLC	23,548
Due from Bloomberg Tradebook Bermuda Ltd	296,197
Due from Bloomberg Tradebook Australia Pty Ltd	17,722
Due from Bloomberg Tradebook do Brasil Ltda	27,935
Due from Bloomberg Tradebook Canada Company	15,208
Due from Bloomberg Tradebook Singapore Pte Ltd	32,900
Investment in NASDAQ	5,003,300
Other assets	320,563
Prepaid taxes	165,214
Deferred tax assets	342,058
TOTAL ASSETS	$ 50,912,169
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 8,585,087
Due to Bloomberg LP	4,222,495
Due to Bloomberg Tradebook Europe Ltd	142,862
Due to Bloomberg Tradebook Japan KK	135,584
Due to Bloomberg Tradebook Hong Kong Ltd	6,574
Equity equivalency certificates, net	7,253,754
TOTAL LIABILITIES	20,346,356
COMMITMENTS AND CONTINGENCIES	
MEMBERS' EQUITY	30,565,813
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 50,912,169

The accompanying notes are an integral part of this consolidated financial statement.

BLOOMBERG TRADEBOOK LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

DECEMBER 31, 2002

1. ORGANIZATION AND NATURE OF BUSINESS

Basis of Presentation

Bloomberg Tradebook LLC (the "Company"), a Delaware Limited Liability Company was established on March 28, 1996, and commenced operations on December 12, 1996. Bloomberg LP ("Bloomberg"), a Delaware Limited Partnership, is the managing member and owns 99% of the Company. Bloomberg T-Book Inc., a Delaware Corporation, is also a member and owns 1% of the Company. The accompanying consolidated financial statement, which include the accounts of the Company and its wholly owned subsidiary, Bloomberg Tradebook LLC–Canadian Branch, have been prepared in accordance with accounting principles generally accepted in the United States of America.

The Company relies on Bloomberg to provide administration, management, and other services including, but not limited to, management information systems, telecommunications, accounting and financial services, legal and other support. The Company receives allocated expenses from Bloomberg for these services (see Note 5). The Company considers the allocations to be reasonable. However, the financial position of the Company may differ from that which may have been achieved had the Company operated autonomously or as an entity independent of Bloomberg.

The Company was formed to provide customers of the Bloomberg Financial Information Network ("BLOOMBERG PROFESSIONAL"), which is owned and operated by Bloomberg, with an automated trade execution, clearance and settlement system ("System"). Pursuant to a transaction agreement with B-Trade Services LLC ("B-Trade") and BNY ESI & Co., Inc. ("ESI"), both of which are subsidiaries of The Bank of New York Company, Inc. ("BONY"), the Company is the introducing broker with B-Trade and ESI performing the execution, clearing and settlement activities for US equities transactions. Pursuant to a fully disclosed execution and clearing agreement with BNY Clearing Services LLC ("BNY"), a subsidiary of BONY the Company is the introducing broker and BNY performs the execution, clearing and settlement activities for US fixed income securities transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of this financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. The most significant estimate in the consolidated financial statement is the allowance for doubtful accounts. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

The Company maintains cash and cash equivalents with major, high-credit quality, financial institutions.

Investment in NASDAQ

Investment in NASDAQ represents NASD ownership interest and is stated at market value at December 31, 2002.

Fair Value

The fair value of all financial instruments approximates the book value due to the short-term nature of such instruments.

Translation of Foreign Currency

Assets and liabilities of the Company's foreign subsidiary are translated at current exchange rates. Translation adjustments were not material in the year ending December 31, 2002.

3. UNINCORPORATED BUSINESS TAX

The Company is a limited liability company, which is treated as a partnership for tax purposes. As a result, the income or loss of the Company is includable in the federal and state tax returns of the respective members. The Company is required to pay New York City Unincorporated Business Tax ("UBT").

UBT is accounted for using the asset and liability method pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Deferred taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future year's differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

The components of the deferred tax assets are as follows:

Deferred tax assets:	
Equity equivalency certificates	$ 275,098
Allowance for doubtful accounts	6,960
Investment in NASDAQ	60,000
Total	$ 342,058

4. EQUITY EQUIVALENCY CERTIFICATES

Equity Equivalency Certificates ("EECs") are financial instruments issued to certain employees, including shareholders of the General Partner. Pursuant to the "Equity Equivalency Agreement," each EEC issued is valued at the greater of $33.33 for the one-year certificates and $66.66 for the two-year certificates, or the increase in BLOOMBERG PROFESSIONAL terminal installations (for which customers are being charged at least $700 per month) over one-year or two-year valuation periods, multiplied by $0.03 plus an amount based on non-terminal revenues during the valuation period.

An employee's rights vest under this plan on the anniversary date of employment following the end of the valuation period. Actual consideration for the value of the EECs is due within 35 days from the vesting date. Consideration on all EECs may be made in either cash or Partnership units at the discretion of the General Partner. The EECs are nonassignable, and all rights granted to the employee are forfeitable if the employee does not remain employed

4. EQUITY EQUIVALENCY CERTIFICATES (continued)

from the date of the agreement through, and including, the vesting date.

The Company records the EECs at the beginning of the valuation period and amortizes the EECs over the valuation period based on the greater of either $33.33 or $66.66 per EEC, or the cumulative increase in terminal installations (for which customers are being charged at least $700 per month) during the valuation period multiplied by $0.03 plus an amount based on non-terminal revenues during the valuation period.

The Company has recorded EECs in the consolidated statement of financial condition as a payable of $7,253,754, net of unearned compensation of $295,922, which reflects the unamortized balance as of December 31, 2002.

5. RELATED PARTY TRANSACTIONS

Bloomberg licenses the use of the BLOOMBERG PROFESSIONAL to the Company and provides certain services to the Company, pursuant to a license and services agreement. The Company must reimburse Bloomberg for certain expenses and expenditures incurred on behalf of the Company. As of December 31, 2002, $4,222,495 is payable to Bloomberg.

Bloomberg Tradebook Europe Ltd ("BTEL"), a subsidiary of Bloomberg, provides marketing services to the Company in the United Kingdom. Pursuant to a services agreement, the Company must pay BTEL a fee for such services, equal to the product of .50 times 110% of the subsidiaries' operating costs for expenses related to the equity products. The company must pay BTEL a fee equal to 110% of the subsidiaries operating costs for expenses related to the fixed income product. At December 31, 2002, $142,862 is payable to BTEL.

Bloomberg Tradebook Japan KK ("BTJK"), a subsidiary of Bloomberg, provides marketing services to the Company in Japan. Pursuant to a services agreement, the Company must pay BTJK a fee for such services, equal to the product of .50 times 110% of the operating costs. At December 31, 2002, $135,584 is payable to BTJK.

5. **RELATED PARTY TRANSACTIONS** (continued)

Bloomberg Tradebook Hong Kong Ltd ("BTHKL"), a subsidiary of Bloomberg, provides marketing services to the Company in Hong Kong. Pursuant to a services agreement, the Company must pay BTHKL a fee for such services, equal to the product of .50 times 110% of the operating costs for expenses related to the equity products. The company must pay BTHKL a fee equal to 110% of the operating costs for expenses related to the fixed income product. At December 31, 2002, $6,574 is payable to BTHKL.

Bloomberg Tradebook Australia Pty Ltd ("BTAPL"), a subsidiary of Bloomberg, provides marketing services to the Company in Australia. Pursuant to a services agreement, the Company must pay BTAPL a fee for such services, equal to the product of .50 times 110% of the operating costs. In addition, BTAPL must reimburse the Company for any excess funding received from the Company. At December 31, 2002, $17,722 is receivable from BTAPL.

Bloomberg Tradebook Canada Company ("BTCC"), a subsidiary of Bloomberg, provides marketing services to the Company in Canada. Pursuant to a services agreement, the Company must pay BTCC a fee for such services, equal to the product of .50 times 110% of the operating costs. In addition, BTCC must reimburse the Company for any excess funding received from the Company. At December 31, 2002, $15,208 is receivable from BTCC.

Bloomberg Tradebook do Brasil Ltda ("BTDBL"), a subsidiary of Bloomberg, provides marketing services to the Company in Brazil. Pursuant to a services agreement, the Company must pay BTDBL a fee for such services, equal to 115% of the operating costs. In addition, BTDBL must reimburse the Company for excess funding received from the Company. At December 31, 2002, $27,935 is receivable from BTDBL.

Bloomberg Tradebook Singapore Pte Ltd ("BTSPL"), a subsidiary of the Bloomberg, provides marketing services to the Company in Singapore. Pursuant to a services agreement, the Company must pay BTSPL a fee for such services, equal to the product of .50 times 110% of operating costs. In addition, BTSPL must reimburse the Company for any excess funding received from the Company. At December 31, 2002, $32,900 is receivable from BTSPL.

5. RELATED PARTY TRANSACTIONS (continued)

The Company provides marketing services to Bloomberg Tradebook Bermuda Ltd ("BTBL"). Pursuant to a service agreement, BTBL must pay the Company a fee for such services equal to the product of .05 times 110% for these costs. At December 31, 2002, $296,197 is receivable from BTBL.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that the Company maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $17,012,802, which exceeded the minimum net capital requirement of $1,356,423 by $15,656,379. The ratio of aggregate indebtedness to net capital was 1.2 to 1.

The Company is exempt from SEC Rule 15c3-3 because it does not carry security accounts for customers or perform custodial functions related to customer securities.

7. CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's business activities involve the introduction of securities transactions originating on the BLOOMBERG PROFESSIONAL service or approved computer-to-computer interfaces, which are executed, cleared and settled by B-Trade, ESI and BNY (collectively the "Clearing Brokers"). These activities may expose the company to risk of loss. If a failed trade occurs, the Clearing Brokers will bear the entire cost of settling that trade and the Company will not receive commission revenue resulting from originating the transaction. The Clearing Brokers may, with respect to any month, retain from the portion of revenues reimbursable to Company, an amount not exceeding the amount of losses suffered by the Clearing Brokers that are a result of participant defaults occurring within such month, so long as such defaults are not the sole responsibility of the Clearing Brokers pursuant to the clearing agreements between the Clearing Brokers and the Company. In case of losses that have not been deducted from portion of revenues

7. **CONCENTRATION OF CREDIT RISK** (continued)

reimbursable to the Company, the Clearing Brokers shall be entitled to recover out of future revenues up to an aggregate of $1,000,000 during the term of such agreements. The Clearing Brokers must report any participant default to the Company promptly upon becoming aware of such default. At December 31, 2002, the Company has recorded no liabilities with regard to these guarantees. During 2002, the Company made no payments to their Clearing Brokers related to these guarantees.

Pursuant to a transaction agreement, the Company is responsible for direct loss or damage incurred by customers of the BLOOMBERG PROFESSIONAL in the event of errors in transmission and/or processing caused by the BLOOMBERG PROFESSIONAL. The Company's liability is limited by the terms stated in the customer agreement. The Company maintains an insurance policy that provides protection against certain losses incurred in connection with the Company's normal business activities.

In addition, the Company has the right to pursue collection or performance from their customers who do not perform under their contractual obligations. The Company monitors the credit standing of the Clearing Brokers and all customers with which it conducts business.